SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
________________

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Gold Standard Ventures Corp.
(Exact name of registrant as specified in its charter)

British Columbia, Canada	Not Applicable
(State of incorporation or organization)	(IRS Employer Identification No.)

Suite 610- 815 West Hastings Street Vancouver, British Columbia, CANADA V6C 1B4	Not Applicable
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	NYSE MKT LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☒

Securities Act registration statement file number to which this form relates:  Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:  Rights Under Registrant’s Shareholder Rights Plan Agreement

Item 1.                                Description of Registrant’s Securities to be Registered.

This Form 8-A hereby registers the class of Rights (as defined below) associated with the Shareholder Rights Plan Agreement (the “Rights Plan”) of Gold Standard Ventures Corp., a British Columbia corporation (the “Company” or “we” or “us”), that was approved the at our 2011 annual general meeting of shareholders held on June 28, 2011.  The following is a summary of the features of the Rights Plan. This summary is qualified in its entirety by the full text of the Rights Plan, a copy of which was attached as Exhibit 2.1 to the Company’s Form 20-F filed with the SEC on July 28, 2011 and is incorporated herein by reference.

We entered into the Shareholder Rights Plan Agreement, effective June 1, 2011, with Computershare Trust Company of Canada, as the rights agent, with the objective of encouraging fair and equal treatment of our shareholders in the context of certain takeover bids for control of the Company and lessening the time pressure on our Board of Directors and shareholders in responding to such bids.  The Rights Plan provides for the issuance and attachment of one right (a “Right”) for each outstanding common share as of June 1, 2011, and also one right for each subsequently issued common share.  The Rights are not exercisable and do not become separated from the common shares until the 10th trading day after the earliest of (i) the date of the first public announcement that an Acquiring Person (as defined) has acquired or plans to acquire 20% or more of our outstanding common shares without having complied with the procedures under the plan, (ii) the commencement of a takeover bid for our common shares, other than certain permitted bids, or (iii) the date when a permitted bid ceases to meet that criteria (such date being the “Separation Date”).  The exercise price of the Rights would be five times the market price of the common shares, subject to certain anti-dilution adjustments.  Upon the occurrence of a “flip-in” event (as defined), a holder of Rights (other than an Acquiring Person) will, upon payment of the exercise price, receive common shares having an aggregate market price equal to twice the exercise price (i.e. at a discount of 50% of the market price).

The Rights Plan defines a permitted bid as being one made to all shareholders and which includes the following provisions: (i) it is open for a period of not less than 60 days (unlike the 35 day statutory bid period), (ii) at least 50% of the then outstanding common shares held by independent shareholders (as defined) must be deposited and tendered to bid, and (iii) if such 50% condition is met, the bid must remain open for at least 10 additional business days.

The issuance of the Rights is not dilutive and will not affect reported earnings or losses or cash flow per share until the Rights separate from the underlying common shares and become exercisable or until the exercise of the Rights.  The issuance of the Rights did not change the manner in which the shareholders currently trade their common shares, and was not intended to interfere with the Company’s ability to undertake equity offerings.

Holders of the Rights are not entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of the common shares which may be issuable upon the exercise of the Rights until the Rights have been exercised in accordance with the Rights Plan.

The Rights Plan will expire on the day that our general meeting of shareholders will be held in 2014, subject to earlier termination as set forth in the Rights Plan.

Item 2.	Exhibits

2.1  Shareholder Rights Plan Agreement, dated June 1, 2011, between Gold Standard Ventures Corp. and Computershare Trust Company of Canada, as rights agent, and form of Rights Certificate, incorporated by reference to Exhibit 2.1 to the Registrant’s Form 20-F filed with the SEC on July 28, 2011.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: June 21, 2012	Gold Standard Ventures Corp.
(Registrant)

	By:	/s/ Richard Silas
Name: Richard Silas
Title: Secretary